UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                         (Amendment No.____________)(1)


                               CUBIC ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   777429200
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                                 (CUSIP Number)


                               December 19, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


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* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 777429200                   13G                      Page 2 of 6 Pages
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________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Steven S. Bruggeman
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [_]

(b) [X]
   _____________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,240,000 (A)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          949,955 (B)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,240,000 (A)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            949,955 (B)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,189,955 (A)(B)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions) [_]

     N/A
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.7%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)


     IN
________________________________________________________________________________

----------------------------------------
(A) Includes warrants that are immediately exercisable for a total of 1,096,000 shares. Also includes shares held by Mr. Bruggeman's minor children, of which Mr. Bruggeman disclaims beneficial ownership.

(B) Includes 901,955 shares held with Mr. Bruggeman's spouse, as joint tenants with rights of survivorship. Also includes 48,000 shares held by Mr. Bruggeman's spouse, of which Mr. Bruggeman disclaims beneficial ownership.

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CUSIP No. 777429200                   13G                      Page 3 of 6 Pages
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Item 1.

          Item 1(a) Name of Issuer:
                    Cubic Energy, Inc. (the "Company")

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    9870 Plano Road
                    Dallas, Texas  75238

Item 2.

          Item 2(a) Name of Persons Filing:
                    Steven S. Bruggeman

          Item 2(b) Address or principal business office or, if none, residence:
                    5609 St. Albans Cir.
                    Shoreview, MN  55126

          Item 2(c) Citizenship:
                    Steven S. Bruggeman is a citizen of the United States.

          Item 2(d) Title of class of securities:
                    Common Stock, $0.05 par value

          Item 2(e) CUSIP No.:
                    777429200

Item 3.   If This Statement is Filed  Pursuant to Rule 13d-1(b),  or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d)  [_]  Investment   company  registered  under  Section  8  of  the
                    Investment Company Act.

          (e)  [_]  An   investment    adviser   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

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CUSIP No. 777429200                   13G                      Page 4 of 6 Pages
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          (i)  [_]  A church plan that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership.

          Item 4(a) Amount beneficially owned: 4,189,955

          Item 4(b) Percent of class:  7.7%

          The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 53,480,771 shares outstanding on December 20, 2006, as provided by Company management.

          Item 4(c) Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote: 3,240,000

                    (ii) Shared power to vote or to direct the vote: 949,955

                    (iii) Sole power to dispose or to direct the disposition of:
                         3,240,000

                    (iv) Shared  power to dispose  or to direct the  disposition of: 949,955

Item 5.   Ownership of Five Percent or Less of a Class.

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of a Group.

          Not Applicable.

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CUSIP No. 777429200                   13G                      Page 5 of 6 Pages
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Item 10.  Certifications.

          Item 10(a) Not Applicable.

          Item 10(b)By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



















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CUSIP No. 777429200                   13G                      Page 6 of 6 Pages
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Signature
---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





                                                    /s/Steven S. Bruggeman
                                                    ----------------------------
                                                    Steven S. Bruggeman